AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 1999
                                                   REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.         EXACT NAME OF TRUST:

                     TAX EXEMPT SECURITIES TRUST, NATIONAL TRUST 236 (A UNIT INVESTMENT TRUST)

B.         NAME OF DEPOSITOR:              SALOMON SMITH BARNEY INC.

C.         COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                                           SALOMON SMITH BARNEY INC.
                                           388 GREENWICH STREET, 23RD FLOOR
                                           NEW YORK, NY  10013

D.         NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                COPY OF COMMENTS TO:
           LAURIE HESSLEIN                      MICHAEL R. ROSELLA, ESQ.
           Salomon Smith Barney Inc.            Battle Fowler LLP
           388 Greenwich Street                 75 East 55th Street
           New York, New York  10013            New York, New York  10022
                                                (212) 856-6858

E.         TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
                     An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.         PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
           REGISTERED:
                     Indefinite

G.         AMOUNT OF FILING FEE:
                     No Filing Fee required.

H.         APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
                 As soon as practicable after the acquisition and deposit of the underlying obligations.

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The registrant hereby amends this  registration  statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

682769.1

                    SUBJECT TO COMPLETION, DATED JUNE 15, 1999




================================================================================
                                                     TAX EXEMPT SECURITIES TRUST
                                                              NATIONAL TRUST 236
                                                       (A UNIT INVESTMENT TRUST)
================================================================================

           A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, National Trust 236. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

           The   Securities   and  Exchange   Commission  has  not  approved  or
disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

682769.1

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

           A.  The   following   information   relating  to  the   Depositor  is
incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                                                           SEC FILE OR
                                                                                                       IDENTIFICATION NO.
I.         Bonding  Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
           Form S-6 under the Securities Act of 1933:

           Smith Barney Inc.                                                                       2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules
           15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

           Smith Barney Inc.                                                                       8-8177

III.       Charter documents of he Depositor filed as
           Exhibits  to  the  Registration  Statement  on  Form  S-6  under  the
           Securities Act of 1933 (Charter, ByLaws):
                                                                                                   33-65332, 33-36037
           Smith Barney Inc.

       B.  The Internal Revenue Service Employer Identification Numbers of the Sponsor
           and Trustee are as follows:

           Salomon Smith Barney Inc.                                                               13-1912900
           The Chase Manhattan Bank                                                                13-4994650


Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, National Trust 234 and Tax Exempt Securities Trust, National Trust 235 (Reg. Nos. 333-74123 and 333-77681).



                                      II-1
682769.1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

           The facing sheet of Form S-6.
           The   Cross-Reference   Sheet   (incorporated  by  reference  to  the
             Cross-Reference Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
           The Prospectus.
           Additional Information not included in the Prospectus (Part II). *Consent of independent public accountants.


The following exhibits:

           1.1       --        Form of  Trust  Indenture  and  Agreement
                               (incorporated by reference to Exhibit 4.a to the Registration Statement of Tax Exempt Securities
                               Trust, Series 265, 1933 Act File No. 33- 15123).

           1.1.1     --        Form  of  Reference   Trust  Agreement
                               (incorporated by reference to Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208,
                               1933 Act File No. 33-58591).

           1.2       --        Form  of  Agreement  Among  Underwriters
                               (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities
                               Trust, Series 384, 1933 Act File No. 33- 50915).

           2.1       --        Form of Certificate of Beneficial Interest
                               (included in Exhibit 1.1).

           *3.1      --        Opinion of counsel as to the  legality  of the
                               securities being issued including their consent to the use of their names under the headings
                               "Taxes" and "Legal Opinion" in the Prospectus.

           *4.1      --        Consent of the Evaluator.
--------
           *         To be filed with Amendment to Registration Statement.

                                      II-2
682769.1

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                                   SIGNATURES

           PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 15TH DAY OF JUNE, 1999.

                         Signatures appear on page II-4.

           A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                      II-3
682769.1

SALOMON SMITH BARNEY INC.
           DEPOSITOR


           By the following persons, who
             constitute a majority of the
             Board of Directors of Salomon Smith
             Barney Inc.:


             MICHAEL A. CARPENTER
             DERYCK C. MAUGHAN

             By:     /s/GINA LEMON
                     (As authorized signatory for
                     Salomon Smith Barney Inc. and
                     Attorney-in-Fact* for the persons listed above)
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*    Powers of  Attorney  filed as  exhibits to  Registration  Statement  Nos.
     333-62533 and 333-66875.

                                      II-4
682769.1